Molecular Data Inc.
11/F, Building 15, 2177 Shenkun Road
Minhang District, Shanghai 201106
People’s Republic of China

June 11, 2021

Jennifer López
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Molecular Data Inc.
Registration Statement on Form F-3 Filed May 25, 2021 File No. 333-256451

Dear Ms. López:

On behalf of Molecular Data Inc. (the “Company”) and in response to the comments set forth in your letter dated June 2, 2021, we are writing to supply additional information and to indicate the changes that we intend to make to our Registration Statement on Form F-3, filed May 25, 2021 (File No. 333-256451) (the “Form F-3”). Capitalized terms used herein shall have the meanings ascribed to them in the Form F-3 unless otherwise defined herein. We have also enclosed five redlined copies of the draft Form F-3/A compared against the Form F-3 for your review.

Registration Statement on Form F-3

Selling Stockholders, page 31

1.	It appears that you are relying on Securities Act Rule 430B to omit certain information, including the identity of the selling security holders and the number of shares to be registered on behalf of each of them. If you are relying on Rule 430B for the omission of the identity of the selling stockholders, please demonstrate to us your eligibility to conduct a primary offering pursuant to General Instruction I.B.1 of Form F-3.

Securities Act Rule 430B provides, in relevant part, that:

(b) A form of prospectus filed as part of a registration statement for offerings pursuant to Rule 415(a)(1)(i) by an issuer eligible to use Form S-3 or Form F-3 (§ 239.13 or § 239.33 of this chapter) for primary offerings pursuant to General Instruction I.B.1 of such forms . . . may omit the information specified in paragraph (a) of this section, and may also omit the identities of selling security holders and amounts of securities to be registered on their behalf if: . . .

Jennifer López
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2021

(2) All of the following conditions are satisfied:

(i) The initial offering transaction of the securities (or securities convertible into such securities) the resale of which are being registered on behalf of each of the selling security holders, was completed;

(ii) The securities (or securities convertible into such securities) were issued and outstanding prior to the original date of filing the registration statement covering the resale of the securities;

(iii) The registration statement refers to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold; and

(iv) The issuer is not and during the past three years neither the issuer nor any of its predecessors was:

(A) A blank check company as defined in Rule 419(a)(2) (§ 30.419(a)(2));

(B) A shell company, other than a business combination related shell company, each as defined in Rule 405; or

(C) An issuer in an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934 (§ 240.3a51-1 of this chapter).

We can confirm that all of the conditions set forth above in Securities Act Rule 430B(b)(2) have been satisfied once the amended Form F-3 is filed. We have revised the Form F-3 to refer to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold.

General

2.	In your next amendment, please include the delaying amendment language set forth in Rule 473 of the Securities Act.

We have revised the Form F-3 to include the delaying amendment language set forth in Rule 473 of the Securities Act.

Jennifer López
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2021

3.	Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholders. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.

We have revised the Form F-3 to include the aggregate number of shares that we intend to register for resale by the selling shareholders.

4.	We note that you are registering the offer and sale of debt securities. Please amend your registration statement to file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 201.02 and 201.04. Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

We have revised the Form F-3 to include a form of indenture as an exhibit to the registration statement and to include the undertaking contained in Item 512(j) of Regulation S-K.

Thank you in advance for your assistance in reviewing this response and the proposed Form F-3/A.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Molecular Data Inc.

By:	/s/ Steven Foo
Name:	Steven Foo
Its:	Chief Executive Officer and Chief Financial Officer

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